Exhibit-23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-45338 on Form S-8 of our report on the consolidated financial statements dated August 21, 2006 (which report expresses an unqualified opinion and includes explanatory paragraphs discussing the uncertainty surrounding the TSI litigation and the restatement of the Company's 2004 consolidated statements of operations and cash flows) and our report on the consolidated financial statement schedule (which report expresses an unqualified opinion and includes an explanatory paragraph discussing the restatement of the 2004 consolidated financial statement schedule) of AMCON Distributing Company and subsidiaries, appearing in this Annual Report on Form 10-K of AMCON Distributing Company and subsidiaries for the fiscal year ended September 30, 2005.


DELOITTE & TOUCHE LLP
Omaha, Nebraska
August 21, 2006